Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to stockholders and to the market in general that the Board of Directors, at a meeting held today, has registered  matters complementary to those proposed on March 20, 2013 for resolution by the Extraordinary General Meeting to be held on April 19, 2013 at 3:40 p.m. (“Meeting”), in particular:

1. The increase in the capital stock subscribed and paid in is proposed in the amount of R$ 15,000,000,000.00 (fifteen billion reais), increasing from R$ 45,000,000,000.00 (forty-five billion reais) to R$ 60,000,000.00 (sixty billion reais), through the capitalization of  amounts recorded in the Corporation’s Revenue Reserves – Statutory Reserve:

1.1. Bonus Shares at the rate of 10% (ten percent): the increase of capital will be effected with the issue of 457,093,610 (four hundred and fifty-seven million, ninety-three thousand, six hundred and ten) new book entry shares with no par value, being 228,928,640 (two hundred and twenty-eight million, nine hundred and twenty-eight thousand, six hundred and forty) common and 228,164,970 (two hundred and twenty-eight million, one-hundred and sixty-four thousand, nine hundred and seventy) preferred shares which shall be granted to holders of  shares in the form of bonus shares, in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, the shares held as treasury stock also receiving the same bonus shares.

1.2. Purpose: to increase the liquidity of the shares due to the adjustment of the value of the price in the market, since the negotiation to a more accessible level combined with a larger  free float potentially generates more business and a higher financial volume which results in creation of stockholder value. The new issued shares shall be distributed free of charge and shall benefit stockholders proportionally to their participation in the stock already held prior to the granting of the bonus shares.

1.3. Dateline base: since the aforementioned decisions shall be contingent for their validity not only on the approval of the stockholders in the Meeting but also the approval of the Central Bank of Brazil, the baseline date for the right to the bonus shares shall be announced to the market by the Corporation following the receipt of the aforementioned authorization. As a result, until the date, to be announced in due course, the shares shall continue to be traded with rights to the  bonus shares and only after this date shall the shares trade ex-bonus shares.

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1.4. Negotiation: once these proposals are approved, the shares shall continue to be negotiated  with rights to the bonus shares until the baseline date described in the sub-item 1.3 above and the new shares shall be liberated for negotiation following approval of the Central Bank of Brazil and inclusion in the stockholders share position, to be the subject of an announcement to the market.

1.5. Rights of the Bonus Shares: the new shares shall be entitled in full to the distribution of profits that may be declared following the date of inclusion of these shares in the stockholders’ share position  under the same terms as the Corporation’s shares.

1.6. Dividends: the monthly dividends shall be maintained at R$ 0.015 per share such that the total amounts paid monthly by the Corporation to the stockholders shall be increased by 10% (ten percent), after the inclusion of the bonus shares in the  stockholding position. The minimum guaranteed dividend on the preferred shares shall also be maintained at 0.022 per shares.

1.7. Share Fractions: the bonus shares shall also be effected in whole numbers; remaining shares arising from share fractions shall be sold on the BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange and the resulting net value shall be made available to the stockholders, which as of the baseline date, were registered stockholders. The Corporation shall provide greater details on the said procedure in due course.

1.8. Cost of the Bonus Shares: the cost of bonus shares is R$ 32.816035209943 per share, for the purposes of the provision in Paragraph 1, Article 47 of the Normative Instruction of the Brazilian Internal Revenue Service 1,022 of April 5, 2010.

1.9. International Market: simultaneously to the operation in the Brazilian market and in the same proportion, the securities traded in the United States market (ADR – American Depositary Receipt) and in the Argentine market (CEDEAR – Argentine Certificate of Deposit) shall also be entitled to 10% (ten percent) bonus shares such that the investors shall receive 1 (one) new ADR/CEDEAR for each lot of 10 (ten) ADRs/CEDEARs of which they are holders on the baseline date; thus the ADRs/CEDEARs shall continue to be traded in the proportion of  1 (one) preferred share of the Corporation for 1 (one) ADR/CEDEAR.

2. The  increase in the limit of the authorized capital stock is proposed in the same proportion as the bonus shares proposed herein so that the Corporation is authorized to increase the capital stock upon the resolution of the Board of Directors irrespective of statutory amendment up to the limit of 6,600,000,000 (six billion, six hundred million) of shares being 3,300,000,000 (three billion, three hundred million) of common shares and 3,300,000,000 (three billion three hundred million) of preferred shares.

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Currently, the Corporation is authorized to increase the capital stock upon resolution of the Board of Directors irrespective of statutory amendment up to the limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) of common shares and 3,000,000,000 (three billion) of preferred shares. Should the proposal be approved by the stockholders at the Meeting, it is proposed to amend the Corporate Bylaws to include in its item 3.1, the new limit for authorized capital.

In the light of the matters proposed, the Board of Directors has authorized the republication by April 4, 2013 of the Convening Notice published on March 22, 2013 to include the matters herein proposed for deliberation of the stockholders in the  Meeting.

Eventual clarifications which may be necessary may be obtained by e-mail relacoes.investidores@itau-unibanco.com.br or from the Investor Relations Website – www.itau-unibanco.com.br/ri.

São Paulo, March 28, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer